Exhibit G


                               Gulf Power Company
                         Proposed Notice of Proceedings


         Gulf Power Company ("Gulf"), a wholly-owned subsidiary of The Southern Company ("Southern"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), has filed an application-declaration (the "Application") under Sections 6(a), 7, 9 and 12 of the Act and Rules 23, 42, 44 and 54 thereunder.

Revenue Bonds

         Gulf proposes to incur, from time to time or at any time on or before March 31, 2006, obligations in connection with the issuance and sale by public instrumentalities of revenue bonds in an aggregate principal amount of not to exceed $180,000,000.

         Each issue of the proposed pollution control revenue bonds will be issued for the financing or refinancing of the costs of certain air and water pollution control facilities and sewage and solid waste disposal facilities at one or more of Gulf's electric generating plants or other facilities located in various counties. It is proposed that each such county or the otherwise appropriate public body or instrumentality (the "County") will issue its revenue bonds (the "Revenue Bonds") to finance or refinance the costs of the acquisition, construction, installation and equipping of said facilities at the plant or other facility located in its jurisdiction (the "Project"). Each County is authorized by relevant state law to issue its Revenue Bonds for such purposes.

         While the actual amount of Revenue Bonds to be issued by each County has not yet been determined, such amount will be based upon the cost of refunding outstanding bonds or the cost of the Project located in its jurisdiction.

         Gulf proposes to enter into a Loan or Installment Sale Agreement with the County, relating to each issue of the Revenue Bonds (the "Agreement"). Under the Agreement, the County will loan to Gulf the proceeds of the sale of the County's Revenue Bonds, and Gulf may issue a non-negotiable promissory note therefor (the "Note"), or the County will undertake to purchase and sell the related Project to Gulf. The installment sale structure may be used because it is required by applicable state law or to the extent it affords transactional advantages to Gulf. Such proceeds will be deposited with a Trustee (the "Trustee") under an indenture to be entered into between the County and such Trustee (the "Trust Indenture"), pursuant to which such Revenue Bonds are to be issued and secured, and will be applied by Gulf to payment of the Cost of Construction (as defined in the Agreement) of the Project or to refund outstanding pollution control revenue obligations.

         The Note or the Agreement will provide for payments to be made by Gulf at times and in amounts which shall correspond to the payments with respect to the principal of, premium, if any, and interest on the related Revenue Bonds whenever and in whatever manner the same shall become due, whether at stated maturity, upon redemption or declaration or otherwise.

         The Agreement will provide for the assignment to the Trustee of the County's interest in, and of the moneys receivable by the County under, the Agreement and the Note. The Agreement will also obligate Gulf to pay the fees and charges of the Trustee and may provide that Gulf may at any time, so long as it is not in default thereunder, prepay the amount due under the Agreement in whole or in part, such payment to be sufficient to redeem or purchase outstanding Revenue Bonds in the manner and to the extent provided in the Trust Indenture.

         The Trust Indenture will provide that the Revenue Bonds issued thereunder will be redeemable (i) at any time on or after a specified date from the date of issuance, in whole or in part, at the option of Gulf, and may require the payment of a premium at a specified percentage of the principal amount which may decline annually thereafter, and (ii) in whole, at the option of Gulf, in certain other cases of undue burdens or excessive liabilities imposed with respect to the related Project, its destruction or damage beyond practicable or desirable repairability or condemnation or taking by eminent domain, or if operation of the related facility is enjoined and Gulf determines to discontinue operation thereof, such redemption of all such outstanding Revenue Bonds to be at the principal amount thereof plus accrued interest, but without premium. It is proposed that the Revenue Bonds will mature not more than 40 years from the first day of the month in which they are initially issued and may, if it is deemed advisable for purposes of the marketability of the Revenue Bonds, be entitled to the benefit of a mandatory redemption sinking fund calculated to retire a portion of the aggregate principal amount of the Revenue Bonds prior to maturity.

         The Trust Indenture and the Agreement may give the holders of the Revenue Bonds the right, during such time as the Revenue Bonds bear interest at a fluctuating rate or otherwise, to require Gulf to purchase the Revenue Bonds from time to time, and arrangements may be made for the remarketing of any such Revenue Bonds through a remarketing agent. Gulf also may be required to purchase the Revenue Bonds, or the Revenue Bonds may be subject to mandatory redemption, at any time if the interest thereon is determined to be subject to federal income tax. Also in the event of taxability, interest on the Revenue Bonds may be effectively converted to a higher variable or fixed rate, and Gulf also may be required to indemnify the bondholders against any other additions to interest, penalties and additions to tax; such terms are not considered to constitute the issuance of a separate security under Sections 6(a) and 7 of the Act, but rather possible additional terms of the Revenue Bonds and Gulf's obligations with respect thereto.

         In order to obtain the benefit of ratings for the Revenue Bonds equivalent to the rating of Gulf's first mortgage bonds outstanding under the indenture dated as of September 1, 1941 between Gulf and JPMorgan Chase Bank (formerly The Chase Manhattan Bank), as trustee, as supplemented and amended (the "Mortgage"), which ratings Gulf has been advised may be thus attained, Gulf may determine to secure its obligations under the Note and the related Agreement by delivering to the Trustee, to be held as collateral, a series of its first mortgage bonds (the "Collateral Bonds") in principal amount either (i) equal to the principal amount of the Revenue Bonds or (ii) equal to the sum of such principal amount of the Revenue Bonds plus interest payments thereon for a specified period. Such series of Collateral Bonds will be issued under an indenture supplemental to the Mortgage (the "Supplemental Indenture"), will mature on the maturity date of such Revenue Bonds and will be non-transferable by the Trustee. The Collateral Bonds, in the case of clause (i) above, would bear interest at a rate or rates equal to the interest rate or rates to be borne by the related Revenue Bonds and, in the case of clause (ii) above, would be non-interest bearing.

         The Supplemental Indenture will provide, however, that the obligation of Gulf to make payments with respect to the Collateral Bonds will be satisfied to the extent that payments are made under the Note or the Agreement sufficient to meet payments when due in respect of the related Revenue Bonds. The Supplemental Indenture will provide that, upon acceleration by the Trustee of the principal amount of all related outstanding Revenue Bonds under the Trust Indenture, the Trustee may demand the mandatory redemption of the related Collateral Bonds then held by it as collateral at a redemption price equal to the principal amount thereof plus accrued interest, if any, to the date fixed for redemption. The Supplemental Indenture may also provide that, upon the optional redemption of the Revenue Bonds, in whole or in part, a related principal amount of the Collateral Bonds will be redeemed at the redemption price of the Revenue Bonds.

         In the case of interest bearing Collateral Bonds, because interest accrues in respect of such Collateral Bonds until satisfied by payments under the Note or the Agreement, "annual interest charges" in respect of such Collateral Bonds will be included in computing the "interest earnings requirement" of the Mortgage which restricts the amount of first mortgage bonds which may be issued and sold to the public in relation to Gulf's net earnings. In the case of non-interest bearing Collateral Bonds, since no interest would accrue in respect of such Collateral Bonds, the "interest earnings requirement" would be unaffected.

         The Trust Indenture will provide that, upon deposit with the Trustee of funds sufficient to pay or redeem all or any part of the related Revenue Bonds, or upon direction to the Trustee by Gulf to so apply funds available therefor, or upon delivery of such outstanding Revenue Bonds to the Trustee by or for the account of Gulf, the Trustee will be obligated to deliver to Gulf the Collateral Bonds then held as collateral in an aggregate principal amount as they relate to the aggregate principal amount of such Revenue Bonds for the payment or redemption of which such funds have been deposited or applied or which shall have been so delivered.

         As an alternative to or in conjunction with Gulf's securing its obligations through the issuance of the Collateral Bonds as above described, Gulf may cause an irrevocable Letter of Credit or other credit facility (the "Letter of Credit") of a bank or other financial institution (the "Bank") to be delivered to the Trustee. The Letter of Credit would be an irrevocable obligation of the Bank to pay to the Trustee, upon request, up to an amount necessary in order to pay principal of and accrued interest on the Revenue Bonds when due. Pursuant to a separate agreement with the Bank, Gulf would agree to pay to the Bank, on demand or pursuant to a borrowing under such agreement, all amounts that are drawn under the Letter of Credit, as well as certain fees and expenses. Such delivery of the Letter of Credit to the Trustee would obtain for the Revenue Bonds the benefit of a rating equivalent to the credit rating of the Bank. In the event that the Letter of Credit is delivered to the Trustee as an alternative to the issuance of the Collateral Bonds, Gulf may also convey to the County a subordinated security interest in the Project or other property of Gulf as further security for Gulf's obligations under the Agreement and the Note. Such subordinated security interest would be assigned by the County to the Trustee.

         As a further alternative to, or in conjunction with, securing its obligations under the Agreement and Note as above described, and in order to obtain a "AAA" rating for the Revenue Bonds by one or more nationally recognized securities rating services, Gulf may cause an insurance company to issue a policy of insurance guaranteeing the payment when due of the principal of and interest on such series of the Revenue Bonds. Such insurance policy would extend for the term of the related Revenue Bonds and would be non-cancelable by the insurance company for any reason. Gulf's payment of the premium with respect to said insurance policy could be in various forms, including a non-refundable, one-time insurance premium paid at the time the policies are issued, and/or an additional interest percentage to be paid to said insurer in correlation with regular interest payments. In addition, Gulf may be obligated to make payments of certain specified amounts into separate escrow funds and to increase the amounts on deposit in such funds under certain circumstances. The amount in each escrow fund would be payable to the insurance company as indemnity for any amounts paid pursuant to the related insurance policy in respect of principal of or interest on the related Revenue Bonds.

         It is contemplated that the Revenue Bonds will be sold by the County pursuant to arrangements with one or more purchasers, placement agents or underwriters. In accordance with applicable state laws, the interest rate to be borne by the Revenue Bonds will be approved by the County and will be either a fixed rate, which fixed rate may be convertible to a rate which will fluctuate in accordance with a specified prime or base rate or rates or may be determined pursuant to certain remarketing or auction procedures, or a fluctuating rate, which fluctuating rate may be convertible to a fixed rate. While Gulf may not be party to the purchase, placement or underwriting arrangements for the Revenue Bonds, such arrangements will provide that the terms of the Revenue Bonds and their sale by the County shall be satisfactory to Gulf. Bond Counsel will issue an opinion that, based upon existing law, interest on the Revenue Bonds will generally be excludable from gross income for federal income tax purposes. Gulf has been advised that the interest rates on obligations, the interest on which is tax exempt, recently have been and can be expected at the time of issue of the Revenue Bonds to be lower than the rates on obligations of like tenor and comparable quality, interest on which is fully subject to federal income taxation.

         The effective cost to Gulf of any series of the Revenue Bonds will not exceed the greater of (i) 200 basis points over comparable term U.S. Treasury securities, or (ii) a gross spread over such Treasury securities which is consistent with comparable securities. Such effective cost will reflect the applicable interest rate or rates and any underwriters' discount or commission.

         The premium (if any) payable upon the redemption of any Revenue Bonds at the option of Gulf will not exceed the greater of (i) 5% of the principal amount of the Revenue Bonds so to be redeemed, or (ii) a percentage of such principal amount equal to the rate of interest per annum borne by such Revenue Bonds.

         The purchase price payable by or on behalf of Gulf in respect of Revenue Bonds tendered for purchase at the option of the holders thereof will not exceed 100% of the principal amount thereof, plus accrued interest to the purchase date.

         Any Letter of Credit issued as security for the payment of Revenue Bonds will be issued pursuant to a Reimbursement Agreement between Gulf and the financial institution issuing such Letter of Credit. Pursuant to the Reimbursement Agreement, Gulf will agree to pay or cause to be paid to the financial institution, on each date that any amount is drawn under such institution's Letter of Credit, an amount equal to the amount of such drawing, whether by cash or by means of a borrowing from such institution pursuant to the Reimbursement Agreement. Any such borrowing may have a term of up to 10 years and will bear interest at the lending institution's prevailing rate offered to corporate borrowers of similar quality which will not exceed (i) the London Interbank Offered Rate plus up to 3%, (ii) the lending institution's certificate of deposit rate plus up to 2-3/4%, or (iii) a rate not to exceed the prime rate plus 1%, to be established by agreement with the lending institution prior to the borrowing.

Senior Notes

         Gulf seeks authorization to issue and sell at any time or from time to time in one or more series from the period beginning with the effective date of an order issued in this proceeding through March 31, 2006 up to $450 million aggregate principal amount of its senior debentures, senior promissory notes or other senior debt instruments (individually, a "Senior Note" and collectively, the "Senior Notes") governed by an indenture or other document. Gulf requests authority to issue and sell Senior Notes pursuant to the authority requested herein without additional prior Securities and Exchange Commission (the "Commission") approval if Gulf is within the parameters discussed in the Application. The provisions of each series of Senior Notes and related instruments would be determined at the time of the sale of such series of Senior Notes.

         Gulf requests authority to issue Senior Notes for which the specific terms and conditions are not currently known, subject to the following parameters:

         (a) The effective cost of money on Senior Notes issued pursuant to the Application will not exceed the greater of (i) 300 basis points over comparable term U.S. Treasury securities, or (ii) a gross spread over such Treasury securities which is consistent with comparable securities.

         (b) The maturity of the Senior Notes will not exceed approximately 50 years.

         (c) The interest rate on each issue of Senior Notes may be either a fixed rate or an adjustable rate to be determined on a periodic basis by auction or remarketing procedures, in accordance with formula or formulae based upon certain reference rates, or by other predetermined methods.

         (d) The Senior Notes will be direct, unsecured and unsubordinated obligations of Gulf ranking pari passu with all other unsecured and unsubordinated obligations of Gulf. The Senior Notes will be effectively subordinated to all secured debt of Gulf, including its first mortgage bonds.

         (e) The underwriting fees, commissions, or other similar expenses paid in connection with the issue, sale or distribution of the Senior Notes of each series pursuant to the Application will not exceed 5% of the aggregate principal amount of such series.

         The Senior Notes will be sold in any of the following ways: (i) through underwriters or dealers; (ii) directly to a limited number of purchasers or to a single purchaser, or (iii) through agents or dealers. If underwriters are used in the sale of the Senior Notes, such Senior Notes will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Senior Notes may be offered to the public either through underwriting syndicates (which may be represented by managing underwriters) or directly by one or more underwriters acting alone. The Senior Notes may be sold directly by Gulf or through agents designated from time to time. If dealers are used in the sale of any Senior Notes, such Senior Notes will be sold to the dealers as principal. Any dealer may then resell such Senior Notes to the public at varying prices to be determined by such dealer at the time of resale.

         Senior Notes may be sold pursuant to "delayed delivery contracts" which permit the underwriters to locate buyers who will agree to buy the Senior Notes at the same price but at a later date than the date of the closing of the sale to the underwriters. Senior Notes may also be sold through the use of medium-term note and similar programs, including in transactions covered by Rule 144A under the Securities Act of 1933, as amended.

         Any Senior Notes would have such designations, aggregate principal amount, maturity, interest rate(s) or methods of determining the same, interest payment terms, redemption provisions, non-refunding provisions, sinking fund terms, conversion or put terms and other terms and conditions as Gulf may determine at the time of issuance.

First Mortgage Bonds

         It is proposed that each series of Gulf's first mortgage bonds (the "new Bonds") will have a term of not more than 40 years and will be sold for the best price obtainable but for a price to Gulf of not less than 98% nor more than 101-3/4% of the principal amount thereof, plus accrued interest (if any).

         The new Bonds will be issued under the Mortgage as heretofore supplemented by various indentures supplemental thereto, and as to be further supplemented by a Supplemental Indenture providing for each series of the new Bonds to be issued.

         Gulf may provide that none of the new Bonds of any series will be redeemed for a five-year or other period commencing on or about the first day of the month of issuance at a regular redemption price if such redemption is for the purpose or in anticipation of refunding such new Bonds through the use, directly or indirectly, of funds borrowed by Gulf at an effective interest cost to Gulf (computed in accordance with generally accepted financial practice) of less than the effective interest cost to Gulf of the new Bonds of such series. Such limitation will not apply to redemptions at a special redemption price by operation of the improvement fund or the replacement provisions of the Mortgage or by the use of proceeds of released property.

         Gulf may covenant that it will not redeem the new Bonds of any series, in any year prior to the fifth or other specified year after the issuance of such series, through the operation of the improvement fund provisions of the Mortgage in a principal amount which would exceed 1% of the initial aggregate principal amount of such series.

         Gulf also may covenant that it will not, in any calendar year, redeem the new Bonds of any series through the operation of the replacement provisions of the Mortgage in a principal amount which would exceed 1% of the initial aggregate principal amount of such series.

         In addition, Gulf may make provision for a mandatory cash sinking fund for the benefit of any series of the new Bonds. In connection therewith, Gulf may have the non-cumulative option in any year of making an optional sinking fund payment in an amount not exceeding such mandatory sinking fund payment.

         In order to enhance the marketability of the new Bonds, it may be desirable to cause an insurance company to issue a policy of insurance for the payment when due of the new Bonds of a particular series. It also may be desirable that the terms of the new Bonds, or any series thereof, provide for an adjustable interest rate thereon to be determined on a periodic basis, rather than a fixed interest rate. In such event, it is proposed that the rate of interest on such new Bonds for an initial period would be a fixed rate per annum. Periodically thereafter, the interest rate would be adjusted by periodic auction or remarketing procedures, or in accordance with a formula or formulae based upon certain reference rates, or by other predetermined methods.

         In connection with any such adjustable rate issue, it is proposed that such series of the new Bonds may not be redeemable at the option of Gulf during certain short-term interest periods. It is further proposed that the non-refunding limitation described above, as well as the restriction on redemptions through operation of the improvement fund provisions, may apply with respect to each long-term interest period commencing with the first day of the month in which any such interest period begins.

Preferred Stock

         It is proposed that each issuance of Gulf's preferred stock, par or stated value of up to $100 per share (the "new Preferred Stock"), will be sold for the best price obtainable (after giving effect to the purchasers' compensation) but for a price to Gulf (before giving effect to such purchasers' compensation) of not less than 100% of the par or stated value per share.

         The authorized number of shares of preferred stock of Gulf may be increased by amendment to the Articles of Incorporation of Gulf and the new Preferred Stock of each series will be created, and its terms established, by resolution of the board of directors of Gulf which when filed with the Secretary of State of Maine will constitute an amendment to the Charter of Gulf. Gulf may make provision for a cumulative sinking fund for the benefit of a particular series of the new Preferred Stock which would retire a certain number of shares of such series annually, commencing at a specified date after the sale. In connection therewith, Gulf may have the non-cumulative option of redeeming up to an additional like number of shares of such series annually.

         Gulf may provide that no share of a particular series of the new Preferred Stock will be redeemed for a five-year or other period commencing on or about the first day of the month of issuance, if such redemption is for the purpose or in anticipation of refunding such share directly or indirectly through the incurring of debt, or through the issuance of stock ranking equally with or prior to the new Preferred Stock as to dividends or assets, if such debt has an effective interest cost to Gulf (computed in accordance with generally accepted financial practice) or such stock has an effective dividend cost to Gulf (so computed) of less than the effective dividend cost to Gulf of the respective series of the new Preferred Stock.

         Gulf may determine that, in light of the current market conditions at the time any series of the new Preferred Stock is offered, it is in the best interest of Gulf and its investors and consumers that the terms of such new Preferred Stock provide for an adjustable dividend rate thereon to be determined on a periodic basis, rather than a fixed rate dividend. In such event, it is proposed that the rate of dividends on such new Preferred Stock for an initial period would be a fixed amount or rate per annum. Periodically thereafter, the rate would be adjusted by periodic auction or remarketing procedures, or in accordance with a formula or formulae based upon certain reference rates, or by other predetermined methods.

         Gulf may determine to use the proceeds from the sale of the Revenue Bonds, the Senior Notes, the new Bonds and the new Preferred Stock to redeem or otherwise retire its outstanding senior notes, first mortgage bonds, pollution control bonds and/or preferred stock if such use is considered advisable. To the extent that the redemption or other retirement of outstanding preferred stock using the proceeds from security sales as proposed herein may require authorization under Section 12(c) of the Act, Gulf hereby requests such authorization. Gulf also proposes that it may use the proceeds from the sale of the Senior Notes, the new Bonds and new Preferred Stock, along with other funds, to pay a portion of its cash requirements to carry on its electric utility business.

         Pursuant to orders of the Commission, Gulf has authority to issue and sell $350,000,000 of senior notes (of which, $280,000,000 has been sold), $400,000,000 of first mortgage bonds and/or preferred stock and $200,000,000 of pollution control revenue bonds (of which, $95,930,000 has been sold) as set forth in Commission File No. 70-9171 (HCAR No. 35-26870, dated May 14, 1998) and in Commission File No. 70-8949 (HCAR No. 35-26736, dated June 30, 1997). Gulf hereby requests that the authority described in the above-mentioned orders remain in effect until such time as the order with respect to the matters requested herein is issued.

         For the Commission, by the Division of Investment Management, pursuant to delegated authority.